Registration Statement No. 333-173924
Filed Pursuant to Rule 424(b)(2)

Pricing Supplement dated June 8, 2012, to the
Product Supplement dated August 10, 2011, the Prospectus dated June 22, 2011, and the Prospectus Supplement dated June 22, 2011
US$3,440,000
Senior Medium-Term Notes, Series B
Reverse Exchangeable Notes due June 12, 2013
Linked to a Bundle of Five Common Equity Securities

•	This pricing supplement relates to an offering of Reverse Exchangeable Notes linked to a bundle of five Reference Stocks.

•
The notes are designed for investors who seek an interest rate that is higher than that of a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating. However, investors should be willing to forgo the potential to participate in the appreciation of any Reference Stock, be willing to accept the risks of owning the common equity securities of one or more of the Reference Stock Issuers, and be willing to lose some or all of their principal at maturity.

•	Investing in the notes is not equivalent to investing in the shares of the Reference Stocks.

•
The notes will pay interest monthly at the fixed rate of 10.30% per annum. However, the notes do not guarantee any return of principal at maturity. Instead, the payment at maturity will be based on the Final Stock Price of each Reference Stock and whether the closing price of each Reference Stock has declined from its Initial Stock Price during the Monitoring Period, as described below.

•	The notes will have a term of twelve months.

•	The notes will be issued in minimum denominations of $5,000 (which corresponds to $1,000 for each of the five Reference Stocks) and integral multiples of $5,000.

•
In addition to any accrued but unpaid interest, payment at maturity for each $1,000 principal amount of the notes (which corresponds to one Reference Stock) per $5,000 denomination of the notes will be either a cash payment of $1,000 or delivery of shares of that Reference Stock (or, at our election, the cash value of those shares based on its Final Stock Price), as described below.  Payment at maturity for each $5,000 principal amount note will be the sum of the payments with respect to the five Reference Stocks.

•	All payments on the notes are subject to the credit risk of Bank of Montreal.

•	The CUSIP number for the notes is 06366RFK6.

•	Our subsidiary, BMO Capital Markets Corp., is the agent for this offering. See “Supplemental Plan of Distribution—Conflicts of Interests” below.

•	The following table sets forth, for each Reference Stock, its Initial Stock Price and Trigger Price:

			Trigger Price
Reference Stock Issuer	Ticker Symbol	Initial Stock Price (in $)	(as a % of the Initial Stock Price)	(in $)	Weighting
Apple Inc.	AAPL	580.32	60%	348.19	20.00%
The Boeing Company	BA	69.94	60%	41.96	20.00%
eBay Inc.	EBAY	41.05	60%	24.63	20.00%
Halliburton Company	HAL	27.96	60%	16.78	20.00%
JPMorgan Chase & Co.	JPM	33.68	60%	20.21	20.00%

Investing in the notes involves risks, including those described in the “Selected Risk Considerations” section beginning on page P-4 of this pricing supplement, the “Additional Risk Factors Relating to the Notes” section beginning on page PS-4 of the product supplement, and the “Risk Factors” sections beginning on page S-3 of the prospectus supplement and on page 7 of the prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the accuracy of this pricing supplement, the product supplement, the prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.
The notes will be our unsecured obligations and will not be savings accounts or deposits that are insured by the United States Federal Deposit Insurance Corporation, the Bank Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency or instrumentality or other entity.
	Price to Public	Agent’s Commission	Proceeds to Bank of Montreal
Per Note	100%	0.50%	99.50%
Total	US$3,440,000.00	US$17,200.00	US$3,422,800.00
We expect to deliver the notes through the facilities of The Depository Trust Company on or about June 13, 2012.

BMO CAPITAL MARKETS

Key Terms of the Notes:

Payment at Maturity:
At maturity, in addition to any accrued but unpaid interest, for each $1,000 principal amount of the notes (which corresponds to one Reference Stock) per $5,000 denomination of the notes, you will receive $1,000, unless a Conversion Event (as defined below) has occurred with respect to that Reference Stock.

If a Conversion Event occurs with respect to one or more Reference Stocks, at maturity you will receive, in lieu of a cash payment for the portion of your principal amount relating to the affected Reference Stock(s) (but only the affected Reference Stock(s)), the Physical Delivery Amount, as calculated below, or, at our election, the Cash Delivery Amount, as calculated below.  (If we deliver shares of a Reference Stock, fractional shares will be paid in cash.)

As a result, because the notes are linked to the performance of the five Reference Stocks in an equally-weighted bundle, your total payment at maturity may consist of (a) Cash Delivery Amounts or Physical Delivery Amounts (or any combination of the two) in the case of the Reference Stocks for which a Conversion Event has occurred and (b) the principal amount of the notes relating to the Reference Stocks for which a Conversion Event has not occurred.  However, in no event will you be entitled to receive an amount that is greater than the principal amount of your notes (plus accrued interest).

For example, if a Conversion Event occurs with respect to two of the five Reference Stocks, then, at maturity, your payment with respect to that note, in addition to accrued but unpaid interest, will consist of (a) $3,000 in cash (representing the related portion of your principal amount) with respect to the three Reference Stocks for which a Conversion Event did not occur and (b) the Physical Delivery Amounts or, at our election, the Cash Delivery Amount (or any combination of the two) with respect to the two Reference Stocks for which a Conversion Event occurred.

See Section entitled “Examples of the Hypothetical Payment at Maturity for a $5,000 Investment in the Notes” for examples of the determination of the payment to be made. The market value of the Physical Delivery Amount or the Cash Delivery Amount will most likely be less than the applicable portion of the principal amount of the notes, and may be zero.

Conversion Event:	A Conversion Event will have occurred with respect to a Reference Stock if:

(1) its Final Stock Price is less than its Initial Stock Price; and

(2)
on any day during the Monitoring Period, the closing price of that Reference Stock has declined to a price that is less than its Trigger Price (a “Knock-In Event”).  (“Closing Price Monitoring” is applicable to the notes.)

Pricing Date:	June 8, 2012

Settlement Date:	June 13, 2012

Valuation Date:	June 7, 2013

Maturity Date:	June 12, 2013

Term:	Twelve months.

Interest Payment Dates:
Interest on the notes will be payable on the 13th day of each month, beginning on July 13, 2012, to and including the maturity date, subject to postponement if any such day is not a business day (as defined in the product supplement).

Interest Rate:	10.30% per annum, payable in equal monthly payments. Each monthly interest payment will be equal to approximately $42.92 per $5,000 in principal amount of the notes.

Monitoring Period:	The period from and excluding the pricing date to and including the valuation date.

Physical Delivery Amount for a Reference Stock:
The number of shares of that Reference Stock, per $1,000 in principal amount of the notes, equal to $1,000 divided by the Initial Stock Price of that Reference Stock, subject to adjustments, as described in the product supplement.  Any fractional shares will be paid in cash.

Cash Delivery Amount for a Reference Stock:	The amount in cash equal to the product of (1) the Physical Delivery Amount times (2) the Final Stock Price of that Reference Stock, subject to adjustments, as described in the product supplement.

Initial Stock Price of a Reference Stock:
The closing price of that Reference Stock on the pricing date, as shown in the table on the cover page.  The Initial Stock Price of a Reference Stock is subject to adjustments in certain circumstances. See “General Terms of the Notes — Payment at Maturity” and “— Anti-dilution Adjustments” in the product supplement for additional information about these adjustments.

Final Stock Price of a Reference Stock:	The closing price of that Reference Stock on the valuation date.

Trigger Price of a Reference Stock:	See the table on the cover page.

Automatic Redemption:	Not Applicable

We may use this pricing supplement in the initial sale of notes. In addition, BMO Capital Markets Corp. or another of our affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale. Unless our agent or we inform you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

Additional Terms of the Notes

You should read this pricing supplement together with the product supplement dated August 10, 2011, the prospectus supplement dated June 22, 2011 and the prospectus dated June 22, 2011.  This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours or the agent. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors Relating to the Notes” in the product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

Product supplement dated August 10, 2011:
http://www.sec.gov/Archives/edgar/data/927971/000121465911002683/f811112424b5.htm

Prospectus supplement dated June 22, 2011:
http://www.sec.gov/Archives/edgar/data/927971/000095012311060741/o71090b5e424b5.htm

Prospectus dated June 22, 2011:
http://www.sec.gov/Archives/edgar/data/927971/000095012311060730/o71090b2e424b2.htm

Our Central Index Key, or CIK, on the SEC website is 927971.  As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to Bank of Montreal.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Stocks.  These risks are explained in more detail in the “Additional Risk Factors Relating to the Notes” section of the product supplement dated August 10, 2011.

•
Your investment in the notes may result in a loss if the value of one or more of the Reference Stocks decreases. — The notes do not guarantee any return of principal.  You will only receive the principal amount of your notes at maturity if the Final Stock Price of each Reference Stock is greater than or equal to its Initial Stock Price, or the closing price of each Reference Stock does not decrease below its Trigger Price during the Monitoring Period.  If a Conversion Event occurs as to one or more Reference Stocks, you will be entitled to receive at maturity shares or cash with a value that we expect to be less than the applicable portion of the principal amount of your notes, and may be zero. You may even lose the entire principal amount of your notes if a Conversion Event occurs as to all of the Reference Stocks.

•
You will not benefit from the appreciation of any Reference Stock above its Initial Stock Price. — You should not expect to receive a payment at maturity with a value greater than your principal amount, plus accrued and unpaid interest.  As a result, the total of the payments that you receive over the term of the notes will not exceed the principal amount of your notes plus interest, even if the Final Stock Price of one or more Reference Stocks exceeds the applicable Initial Stock Price by a substantial amount.

•
Your investment is subject to the credit risk of Bank of Montreal. — Our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our ability to pay all amounts due on the notes on each interest payment date and at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

•
Potential conflicts. — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We and/or our affiliates may also currently or from time to time engage in business with the Reference Stock Issuers, including extending loans to, or making equity investments in, the Reference Stock Issuers, or providing advisory services to them.  In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to the Reference Stock Issuers, and these reports may or may not recommend that investors buy or hold shares of the Reference Stocks.  As a potential purchaser of the notes, you should undertake an independent investigation of the Reference Stock Issuers that in your judgment is appropriate to make an informed investment decision.

•
The inclusion of the underwriting commission and hedging profits, if any, in the original offering price of the notes, as well as our hedging costs, is likely to adversely affect the price at which you can sell your notes. — Assuming no change in market conditions or any other relevant factors, the price, if any, at which BMO Capital Markets Corp. or any other party may be willing to purchase the notes in secondary market transactions will be lower than the initial public offering price. The initial public offering price will include, and any price quoted to you is likely to exclude, the underwriting commission paid in connection with the initial distribution. The initial public offering price may also include, and any price quoted to you would be likely to exclude, the hedging profits that we expect to earn with respect to hedging our exposure under the notes. In addition, any such price is also likely to reflect a discount to account for costs associated with establishing or unwinding any related hedge transaction, such as dealer discounts, mark-ups and other transaction costs.

•
You will have no ownership rights in the Reference Stocks. — As a holder of the notes, you will not have any ownership interest or rights in the Reference Stocks, such as voting rights or dividend payments. In addition, the Reference Stock Issuers will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Reference Stocks and the notes.

•
No affiliation with the Reference Stock Issuers. — We are not affiliated with any Reference Stock Issuer.  You should make your own investigation into the Reference Stocks and the Reference Stock Issuers. We are not responsible for any of the Reference Stock Issuer’s public disclosure of information, whether contained in SEC filings or otherwise.

•
Lack of liquidity. — The notes will not be listed on any securities exchange.  BMO Capital Markets Corp. may offer to purchase the notes in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which BMO Capital Markets Corp. is willing to buy the notes.

•
Hedging and trading in the Reference Stocks. — We or any of our affiliates may carry out hedging activities related to the notes, including in the Reference Stocks or instruments related to the Reference Stocks. We or our affiliates may also trade in the Reference Stocks or instruments related to the Reference Stocks from time to time. Any of these hedging or trading activities as of the pricing date and during the term of the notes could adversely affect our payment to you at maturity.

•
Many economic and market factors will influence the value of the notes. — In addition to the value of the Reference Stocks and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, and which are described in more detail in the product supplement.

The Reference Stocks

All information contained herein on the Reference Stocks and on the Reference Stock Issuers is derived from publicly available sources, and we have not independently verified this information. Companies with securities registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) are required to periodically file certain financial and other information specified by the SEC. Information provided to or filed with the SEC by a Reference Stock Issuer under the Exchange Act can be accessed through www.sec.gov. We have not independently verified that these publicly available documents are accurate or complete.  See the section “The Reference Stock Issuers” in the product supplement for additional information.

The tables in this section set forth the high and low closing prices of each Reference Stock from the first quarter of 2009 through the pricing date.

Apple Inc.

Apple Inc. designs, manufactures, and markets personal computers and related personal computing and mobile communication devices along with a variety of related software, services, peripherals, and networking solutions. The company sells its products worldwide through its online stores, its retail stores, its direct sales force, third-party wholesalers, and resellers. Its common stock trades on the Nasdaq Global Select Market under the symbol "AAPL."

		High Closing Price ($)	Low Closing Price ($)
2009	First Quarter	109.87	78.20
	Second Quarter	144.67	108.69
	Third Quarter	186.15	135.40
	Fourth Quarter	211.64	180.86

2010	First Quarter	235.85	192.05
	Second Quarter	274.07	235.86
	Third Quarter	292.32	239.93
	Fourth Quarter	325.47	278.64

2011	First Quarter	363.13	326.72
	Second Quarter	353.01	315.32
	Third Quarter	413.45	343.26
	Fourth Quarter	422.24	363.57

2012	First Quarter	617.62	411.23
	Second Quarter (through the pricing date)	636.23	530.12

The Boeing Company

The Boeing Company, together with its subsidiaries, develops, produces, and markets commercial jet aircraft, as well as provides related support services to the commercial airline industry worldwide. The company also researches, develops, produces, modifies, and supports information, space, and defense systems, including military aircraft, helicopters and space and missile systems. Its common stock trades on the New York Stock Exchange under the symbol "BA."

		High Closing Price ($)	Low Closing Price ($)
2009	First Quarter	46.31	29.36
	Second Quarter	52.83	35.44
	Third Quarter	54.62	39.04
	Fourth Quarter	56.05	47.22

2010	First Quarter	74.11	56.18
	Second Quarter	75.59	60.11
	Third Quarter	69.69	60.76
	Fourth Quarter	71.66	62.50

2011	First Quarter	73.93	66.40
	Second Quarter	79.95	71.25
	Third Quarter	75.99	57.41
	Fourth Quarter	74.29	58.25

2012	First Quarter	76.34	72.56
	Second Quarter (through the pricing date)	77.27	67.24

eBay Inc.

eBay Inc. operates an online trading community. The company's service is used by buyers and sellers for the exchange of products and services such as coins, collectibles, computers, memorabilia, stamps and toys, as well as concert and sporting tickets. The company also offers, through a subsidiary, secure online payment services. Its common stock trades on the Nasdaq Global Select Market under the symbol “EBAY.”

		High Closing Price ($)	Low Closing Price ($)
2009	First Quarter	15.18	10.27
	Second Quarter	18.24	13.13
	Third Quarter	24.45	15.91
	Fourth Quarter	25.44	22.27

2010	First Quarter	27.57	21.77
	Second Quarter	27.37	19.61
	Third Quarter	24.99	19.26
	Fourth Quarter	31.19	24.08

2011	First Quarter	34.69	27.72
	Second Quarter	34.40	28.35
	Third Quarter	34.41	26.95
	Fourth Quarter	33.87	28.11

2012	First Quarter	38.08	30.16
	Second Quarter (through the pricing date)	41.49	35.47

Halliburton Corporation

Halliburton Company provides energy services and engineering and construction services, as well as manufactures products for the energy industry. The company offers services and products and integrated solutions to customers in the exploration, development, and production of oil and natural gas. Its common trades on the New York Stock Exchange under the symbol “HAL.”

		High Closing Price ($)	Low Closing Price ($)
2009	First Quarter	21.16	14.78
	Second Quarter	24.33	15.55
	Third Quarter	28.32	18.72
	Fourth Quarter	31.75	25.74

2010	First Quarter	34.60	28.10
	Second Quarter	34.96	21.15
	Third Quarter	33.40	24.98
	Fourth Quarter	41.15	31.40

2011	First Quarter	49.84	38.17
	Second Quarter	51.00	45.33
	Third Quarter	57.27	30.52
	Fourth Quarter	39.13	28.68

2012	First Quarter	38.51	32.48
	Second Quarter (through the pricing date)	35.03	27.96

JPMorgan Chase & Co.

JPMorgan Chase & Co. provides global financial services and retail banking. The company provides services such as investment banking, treasury and securities services, asset management, private banking, card member services, commercial banking, and home finance. The company serves business enterprises, institutions, and individuals. Its common stock trades on the New York Stock Exchange under the symbol “JPM.”

		High Closing Price ($)	Low Closing Price ($)
2009	First Quarter	31.35	15.90
	Second Quarter	38.94	27.25
	Third Quarter	46.47	32.27
	Fourth Quarter	47.16	40.27

2010	First Quarter	45.02	37.70
	Second Quarter	47.81	36.61
	Third Quarter	41.64	35.63
	Fourth Quarter	42.67	36.96

2011	First Quarter	48.00	43.40
	Second Quarter	47.64	39.49
	Third Quarter	42.29	29.27
	Fourth Quarter	37.02	28.38

2012	First Quarter	46.27	34.91
	Second Quarter (through the pricing date)	46.13	31.00

Examples of the Hypothetical Payment at Maturity for a $5,000 Investment in the Notes

The examples set forth below are provided for illustration purposes only. Assumptions on the Final Stock Prices of the Reference Stocks and the occurrence of a Knock-In Event for the Reference Stocks in each of the examples are purely hypothetical and do not relate to the actual future performance of any Reference Stock. The examples are hypothetical, and do not purport to be representative of every possible scenario concerning increases or decreases in the closing prices of the Reference Stocks during the Monitoring Period or on the Valuation Date relative to the applicable Initial Stock Price.  The actual amount of cash or securities that you will receive at maturity will depend upon the Final Stock Price of each Reference Stock, and whether its closing price was below its Trigger Price on any trading day during the Monitoring Period.

Example 1: In this example, no Conversion Event has occurred with respect to any Reference Stock.  Therefore, in addition to any accrued but unpaid interest, the hypothetical payment at maturity for each $5,000 in principal amount of the notes will be $5,000 in cash.

Reference Stock	Initial Stock Price	Trigger Price (and as a % of the Initial Stock Price)		Hypothetical Final Stock Price (and as a% of the Initial Stock Price)		Hypothetical Occurrence of a Knock- In Event? (1)	Hypothetical Payment at Maturity(2)
							Principal in cash	Physical Delivery Amount in share (or Cash Delivery Amount)
Apple Inc.	$580.32	$348.19	(60%)	$551.30	(95%)	No	$1,000	N/A
The Boeing Company	$69.94	$41.96	(60%)	$41.96	(60%)	No	$1,000	N/A
eBay Inc.	$41.05	$24.63	(60%)	$41.05	(100%)	No	$1,000	N/A
Halliburton Company	$27.96	$16.78	(60%)	$19.57	(70%)	No	$1,000	N/A
JPMorgan Chase & Co.	$33.68	$20.21	(60%)	$37.05	(110%)	No	$1,000	N/A

Example 2: In this example, a Conversion Event has occurred with respect to two Reference Stocks, but not to the others.  Therefore, in addition to any accrued but unpaid interest, the hypothetical payment at maturity for each $5,000 in principal amount of the notes will consist of (a) $3,000 in cash (representing the related portion of your principal amount) with respect to the three Reference Stocks for which a Conversion Event did not occur and (b) the Physical Delivery Amounts or, at our election, the Cash Delivery Amount (or any combination of the two) with respect to the two Reference Stocks for which a Conversion Event occurred.

In this example, you would receive at maturity, for each $5,000 in principal amount of the notes that you own, cash and shares of Reference Stock with a value of approximately $4,050.00.

Reference Stock	Initial Stock Price	Trigger Price (and as a % of the Initial Stock Price)		Hypothetical Final Stock Price (and as a% of the Initial Stock Price)		Hypothetical Occurrence of a Knock- In Event? (1)	Hypothetical Payment at Maturity(2)
							Principal in cash	Physical Delivery Amount in shares (or Cash Delivery Amount)
Apple Inc.	$580.32	$348.19	(60%)	$348.19	(60%)	No	$1,000	N/A
The Boeing Company	$69.94	$41.96	(60%)	$69.94	(100%)	No	$1,000	N/A
eBay Inc.	$41.05	$24.63	(60%)	$32.84	(80%)	No	$1,000	N/A
Halliburton Company	$27.96	$16.78	(60%)	$15.38	(55%)	Yes	N/A	35.77	($550.00)
JPMorgan Chase & Co.	$33.68	$20.21	(60%)	$16.84	(50%)	Yes	N/A	29.69	($500.00)

Example 3: In this example, a Conversion Event has occurred with respect to each Reference Stock.  Therefore, in addition to any accrued but unpaid interest, the hypothetical payment at maturity for the $5,000 in principal amount of the notes will only be the Physical Delivery Amounts or, at our election, the Cash Delivery Amount (or any combination of the two) with respect to each Reference Stock.

In this example, you would receive at maturity, for each $5,000 in principal amount of the notes that you own, cash and shares of Reference Stock with a value of approximately $2,200.

Reference Stock	Initial Stock Price	Trigger Price (and as a % of the Initial Stock Price)		Hypothetical Final Stock Price (and as a% of the Initial Stock Price)		Hypothetical Occurrence of a Knock- In Event? (1)	Hypothetical Payment at Maturity(2)
							Principal in cash	Physical Delivery Amount in shares (or Cash Delivery Amount)
Apple Inc.	$580.32	$348.19	(60%)	$290.16	(50%)	Yes	N/A	1.72	($500.00)
The Boeing Company	$69.94	$41.96	(60%)	$31.47	(45%)	Yes	N/A	14.30	($450.00)
eBay Inc.	$41.05	$24.63	(60%)	$12.32	(30%)	Yes	N/A	24.36	($300.00)
Halliburton Company	$27.96	$16.78	(60%)	$15.38	(55%)	Yes	N/A	35.77	($550.00)
JPMorgan Chase & Co.	$33.68	$20.21	(60%)	$13.47	(40%)	Yes	N/A	29.69	($400.00)

Notes

(1)
A Knock-In-Event will occur if, on any day during the Monitoring Period, the closing price of that Reference Stock is less than its Trigger Price. However, the occurrence of a Knock-In-Event only triggers a Conversion Event if the Final Stock Price is less then the Initial Stock Price. For ease of use, the hypothetical examples above assume that any Reference Stock that has a hypothetical Knock-In-Event also has a hypothetical Final Stock Price below the Initial Stock Price, and triggers a hypothetical Conversion Event. If a Knock-In-Event occurs with respect to a particular Reference Stock during the Monitoring Period, but the Final Stock Price is equal to or greater than the Initial Stock Price (and therefore does not trigger a Conversion Event), you will receive at maturity the full cash payment for the related portion of your principal amount for that Reference Stock.

(2)
Note that you will receive at maturity any accrued and unpaid interest in cash, in addition to either shares of the Reference Stock (or, at our election, the Cash Delivery Amount) or the principal amount of the notes in cash. Also note that if you receive the Physical Delivery Amount, the total value of the payment received at maturity shown in the table above includes the value of any fractional shares, which will be paid in cash.

Regardless of the performance of the Reference Stock or the payment you receive at maturity, you will receive interest payments, for each $5,000 principal amount note, in the aggregate amount of approximately $515.04 over the term of the notes.

U.S. Federal Tax Information

Of each stated interest payment on the notes (10.30% in total), 1.07% will be treated as an interest payment, and 9.23% will be treated as payment for the Put Options for U.S. federal income tax purposes. The Option Ratio (as defined in the accompanying product supplement) is set forth in the table below.

Reference Stock	Option Ratio
Apple Inc.	18.38%
The Boeing Company	13.77%
eBay Inc.	20.07%
Halliburton Company	25.04%
JPMorgan Chase & Co.	22.74%

Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product supplement dated August 10, 2011 under “Supplemental U.S. Federal Income Tax Considerations,” which applies to the notes.

A “dividend equivalent” payment is treated as a dividend from sources within the U.S. and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-United States holder (as defined in the product supplement).  Under recently proposed U.S. Treasury Department regulations, certain payments that are contingent upon or determined by reference to U.S. source dividends, including payments reflecting adjustments for extraordinary dividends, with respect to equity-linked instruments, including the notes, may be treated as dividend equivalents.  If enacted in their current form, the regulations may impose a withholding tax on payments made on the notes on or after January 1, 2013 that are treated as dividend equivalents.  In that case, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.  Further, non-United States holders may be required to provide certifications prior to, or upon the sale, redemption or maturity of the notes in order to minimize or avoid U.S. withholding taxes.

Supplemental Plan of Distribution (Conflicts of Interest)

BMO Capital Markets Corp. will purchase the notes from us at a purchase price reflecting the commission set forth on the cover page of this pricing supplement. BMO Capital Markets Corp. has informed us that, as part of its distribution of the notes, it will reoffer the notes to other dealers who will sell them. Each such dealer, or further engaged by a dealer to whom BMO Capital Markets Corp. reoffers the notes, will purchase the notes at an agreed discount to the initial offering price.

We own, directly or indirectly, all of the outstanding equity securities of BMO Capital Markets Corp., the agent for this offering. In accordance with FINRA Rule 5121, BMO Capital Markets Corp. may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

You should not construe the offering of the notes as a recommendation of the merits of acquiring an investment linked to the Reference Stocks or as to the suitability of an investment in the notes.